EXHIBIT 4.5

April 30, 2002

Nastech Pharmaceuticals Company, Inc.
45 Adams Avenue
Hauppauge, New York  11788

Dear Mr. Weaver:

I am delighted to be able to offer you a position as Chief Financial Officer. This position will report directly to Nastech's President and Chief Executive Officer, Dr. Steven C. Quay.

Nastech's offer includes the following:

1. A base semi-monthly salary of $9,791.67 (equivalent to $235,000 on an annualized basis), commencing May 20, 2002.

2. Annual incentive compensation of up to 40% of the applicable base salary if the Employer's objectives, as set forth in a separate schedule to be determined by Executive and CEO, and approved by the Compensation Committee are achieved.

3. Stock Options: 125,000 shares, vested over a three-year period in accordance with company policy.

4. Relocation expenses capped at $100,000. This will cover estimated out-of-pocket costs of all relocation expenses and includes adjustments for estimated income taxes. If candidate chooses to leave Nastech's employ before a period of two years, any and all relocation expenses paid up to that date are to be fully reimbursed to Nastech.

5. A bridge loan of $150,000, interest to be set at prime rate on the day the loan is taken. Loan is to be repaid from escrow at time of sale of former residence, but in any event no later than one year from date of grant.

6. A change-in-control severance agreement to include 12 months salary, and acceleration of remaining unvested options, where there is a 50% or more change-in-control of company ownership.

7. Health, dental, vacation, life insurance, and all other benefits in accordance with Nastech Company policy, as presently in effect and as amended, from time to time.

This offer expires at midnight, May 6, 2002.

As you know, this offer also requires that you agree to the terms of our standard non disclosure, and intellectual property provisions that are as follows:

In the course of your employment, it is anticipated that you shall have access to secret or confidential technical and commercial information, records, data, specifications, systems, methods, formulations, plans, policies, inventions, material and other knowledge ("Confidential Material") owned by Nastech. You recognize and acknowledge that included within the Confidential Material are Nastech's confidential commercial information, technology, research and development information, methods of nasal drug formulation and manufacture, and related materials, all as they may exist from time to time, and that they are valuable special and unique aspects of Nastech's business. All such Confidential material shall be and remain the property of Nastech. except as required by your duties to the Company, you have agreed that you shall not, directly or indirectly, either during the course of your employment or at any time thereafter, disclose or disseminate to anyone or make use of, for any purpose of whatsoever, any Confidential Material. Upon termination of your employment, you shall promptly deliver to Nastech all Confidential material (including all copies thereof, whether prepared by you or others), which are in your possession, custody or control. You will not be deemed to have breached this agreement, if you shall be specifically compelled by

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lawful order of any judicial, legislative, or administrative authority or body to disclose any confidential material or else face civil or criminal penalty or sanction.

Further, in connection with your employment at Nastech, you have agreed to disclose to us any and all discoveries you shall make and any and all ideas, concepts or inventions which you shall conceive or make during the period of employment, or during the period of six months after your employment shall terminate, which are in whole or in part the results of your work with Nastech. Such disclosure is to be made promptly after each discovery or conception, an the discovery, idea, concept or invention will become and remain the property of Nasdech, whether or not patent applications are filed thereon. Upon request and at our expenses, you have agreed to make application, through Nastech's patent solicitors, for letters patent of the United States and any and all other countries at the discretion of Nastech on such discoveries, ideas and inventions, and to assign all such applications to Nastech, or at it's order, forthwith, without additional payment by Nastech during your period of employment and for reasonable compensation for time actually spent by you at such work at the request of Nastech, after termination of your employment. You have further agreed to provide the Company, its attorneys an solicitors, all reasonable assistance in preparing and prosecuting such applications and, on request of Nastech, to execute all papers and do all things that may be reasonably necessary to protect the right of Nastech and vest in it or it's assigns the discoveries, ideas or inventions, applications and letters patent herein contemplated. Said cooperation shall also include all actions reasonably necessary to aid Nastech in the defense of its rights in the event of litigation.

We are very pleased to make you this offer, and hope that the foregoing terms are satisfactory to you. If you are in agreement with the terms, kindly return a signed copy of this letter upon receipt.

I welcome you on behalf of the Nastech team, and I look forward to the opportunity of working with you.

Sincerely yours,
                                        Accepted and agreed to by:


/s/ Steven C. Quay, M.D., Ph.D.         /s/ Gregory L .Weaver     April 30, 2002
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President and Chief Executive Officer   Gregory L .Weaver                   Date
NASTECH PHARMACEUTICAL COMPANY INC.